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                               November 19, 1998


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Mail Stop 4-7
Washington, D.C.  20549
Attn:  Barry N. Sumner, Assistant Director

     Metawave Communications Corporation
     CIK: 0001028361
     Commission File No. 333-59621: Application for Withdrawal
     ---------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-59621 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 22, 1998.

     Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 3,500,000 shares of its Common Stock, par value $0.001 (the "Shares"), for issuance to the public, at a proposed maximum offering price per Share of $16.00, with a proposed maximum aggregate offering price of $56,000,000. The Shares were being offered through BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC, as representatives for the several underwriters. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that proceeding on this basis would not be in the best interests of the Registrant and its shareholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since mid-October, 1998.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding the foregoing application for withdrawal, please contact William Ericson at Venture Law Group, legal counsel to the Registrant in connection
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Securities and Exchange Commission
November 19, 1998
Page 2


with the Registration Statement, at (425) 739-8700 or Kathy Surace-Smith, General Counsel to the Registrant at (425) 702-5648.

                                     Sincerely,

                                     METAWAVE COMMUNICATIONS CORPORATION

                                     /s/ ROBERT H. HUNSBERGER
                                     ---------------------------------------
                                     Robert H. Hunsberger
                                     President and Chief Executive Officer